    As filed with the Securities and Exchange Commission on August 31, 1999
                                                       Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ________________
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                ________________

                                IDT CORPORATION

             (Exact name of registrant as specified in its charter)


         Delaware                           22-3415036
(State or other jurisdiction of          (I.R.S. Employer
incorporation or organization)           Identification No.)

                                190 Main Street
                          Hackensack, New Jersey 07601
                                 (201) 928-1000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                Howard S. Jonas
                       Chairman, Chief Executive Officer
                                IDT Corporation
                                190 Main Street
                         Hackensack, New Jersey  07601
                                 (201) 928-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ________________
                                    Copy to:

                             Joyce J. Mason, Esq.
                                General Counsel
                                IDT Corporation
                                190 Main Street
                         Hackensack, New Jersey  07601
                                (201) 928-1000

                                ________________

      Approximate date of commencement of the proposed sale to the public:
  As soon as practicable after this registration statement becomes effective.

                                ________________

  If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ________________

                        CALCULATION OF REGISTRATION FEE

 Title of Each Class of        Amount to be            Proposed Maximum               Proposed Maximum             Amount of
     Securities to             Registered        Offering Price Per Share (1)   Aggregate Offering Price (1)    Registration Fee
    be Registered
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par  value    1,101,702              $23.81                   $26,231,524                      $7,292.36
====================================================================================================================================

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on August 24, 1999.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus in not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek to buy these securities in any state where the offer or sale is not permitted.


                 Subject to Completion, dated August 31, 1999

                                1,101,702 Shares

                                IDT Corporation

                                  Common Stock


     This prospectus relates to the offer and sale of up to 1,101,702 shares of common stock from time to time by several of our shareholders.

     The common stock is listed on the Nasdaq National Market under the symbol "IDTC." On August 30, 1999, the last reported sales price as reported by the Nasdaq National Market was $28.625 per share.

     Investing in the common stock involves a high degree of risk. Consider carefully the "Risk Factors" beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is __________ , 1999

                     TABLE OF CONTENTS
                                                   Page
                                                   ----

The Company.......................................   1

Risk Factors......................................   1

Recent Developments...............................  22

Use of Proceeds...................................  23

Selling Stockholders..............................  23

Plan of Distribution..............................  26

Legal Matters.....................................  27

Experts...........................................  27

Where You Can Find More Information...............  27

Incorporation of Documents by Reference...........  28

Information Regarding Forward-Looking Statements..  28

                                  THE COMPANY

     IDT Corporation is a leading emerging multinational carrier that combines its position as an international telecommunications operator and its experience as an Internet service provider to provide a broad range of telecommunications services to its wholesale and retail customers worldwide. Our majority-owned subsidiary, Net2Phone, Inc., is a leading provider of services enabling users to make high-quality, low-cost telephone calls over the Internet.

     Our predecessor corporation, International Discount Telecommunications, Corp., was incorporated in New York in 1990, and we reincorporated in Delaware in December 1995. Our principal executive offices are located at 190 Main Street, Hackensack, New Jersey, 07601, and our telephone number is (201) 928-1000.

                                  RISK FACTORS

     OUR REVENUES AND PROFITS WILL NOT INCREASE IF WE ARE UNABLE TO CONTINUE TO EXPAND OUR TELECOMMUNICATIONS BUSINESS.

     We have expanded the geographic scope of our operations and substantially increased our revenues since fiscal 1995. Our purchases of property and equipment increased from $1.3 million in fiscal 1995, to $41.3 million in fiscal 1998, to $31.8 million for the first three quarters of fiscal 1999. Similarly, in connection with our efforts to expand our customer base, our selling, general and administrative expenses increased from $6.0 million in fiscal 1995, to $62.0 million in fiscal 1998, to $70.8 million for the three quarters of fiscal 1999. We will not be able to substantially increase our revenues or our profits if we do not continue to expand our telecommunications network, services, customer bases or markets. Our ability to continue to expand may be affected by many factors, including regulation of the telecommunications industry in the U.S. and in other countries, competition from other companies and technological developments.

     WE WILL NOT BE PROFITABLE IF WE DO NOT MANAGE OUR OPERATIONS EFFECTIVELY.

     As we increase our service offerings and expand our target markets, we will need to further expand our network and infrastructure, upgrade our financial and information systems and controls and hire additional sales, marketing and technical personnel, as well as additional qualified administrative and management personnel. Our growth may also place additional demands on our management team, customer service support, sales, marketing and administrative resources. If we are unable to effectively manage our expanding operations, our revenues will not increase, our costs of operations will rise, and we may not be profitable.

     OUR EXPENSES WILL INCREASE SUBSTANTIALLY IF WE EXPAND OUR NETWORK AT A RATE THAT IS FASTER OR SLOWER THAN THE GROWTH OF OUR TELECOMMUNICATIONS TRAFFIC.

     Since fiscal 1995, part of our strategy has been to make large capital expenditures to expand our network, and we intend to do so in the future. This strategy differs from our earlier strategy of leasing transmission capacity on the networks of other carriers. This strategy may not be successful if the expansion of our network increases more rapidly than the increase in our network traffic, or, on the other hand, if this expansion does not keep up with the growth of our network traffic. In either case, our profitability will suffer because our cost of revenues will become a much larger portion of our revenues.

     As we expand our network, the cost of our revenues will increasingly consist of fixed costs arising from the ownership and maintenance of our switches and other equipment. We believe that in the long-term, these investments will allow us to reduce our cost of service and to enhance our service offerings. However, in the short-term, these investments will increase our costs, and may result in smaller profits. In addition, the fixed nature of these costs is also expected to lead to larger fluctuations in our gross margins, depending on the minutes of traffic that we generate. If our traffic volume decreases, or fails to increase to the extent that is needed to make efficient use of our network, our costs as a percentage of revenues would increase significantly, which would reduce our profitability.

     On the other hand, our network may not expand rapidly enough to transmit all of our customers' traffic. International and long distance telecommunications equipment, including undersea fiber optic cables, typically take several years to plan and construct. Like other carriers, we generally make investments based upon a forecast of anticipated traffic. As a result, we may not adequately anticipate the amount of traffic that our network will be required to carry, and may not obtain enough network equipment to ensure the cost-effective transmission of customer traffic.

     OUR OPERATIONS WOULD BE IMPAIRED IF WE ARE UNABLE TO OBTAIN THE PRODUCTS AND SERVICES OF THE TELECOMMUNICATIONS AND INTERNET COMPANIES THAT WE ARE DEPENDENT UPON.

     TELECOM COMPANIES

     We depend on other carriers for many of our services. As a result, our services may be disrupted, or may become less profitable, if any of these carriers cease to provide the services that they are currently providing to us on the terms that are currently effective, including the pricing terms. We generally do not have long-term contracts with these carriers, and these carriers are not restricted from competing against us. We are currently dependent upon MCI WorldCom Inc., which is our primary provider of leased network capacity and data communications facilities, and from whom we lease physical space for switches, modems and other equipment. If MCI WorldCom becomes unwilling to provide its current level of service to us in the future, we may have to pay additional costs to obtain service from other providers.

     In September 1998, we entered into a long-term agreement with Frontier Communications to obtain dedicated circuit capacity over Frontier's network. This agreement provides us with additional facilities that we believe will enable us to expand the range and reliability of our data and voice transmission services. However, our services may be interrupted if Frontier at any time fails to satisfy its obligations under this agreement.

     Our ability to compete in the long distance telecommunications market depends, in part, on our ability to procure advantageous rates from other domestic and foreign carriers, and on the ability of these parties to carry the calls we route to their networks. If our relationship with any of our key carriers is terminated, or if any of these carriers becomes unable to carry traffic routed to it, and we are required to route the traffic to another carrier providing service at a less advantageous rate or with lesser quality, our profit margins or network service quality may be reduced. A reduction of our service quality could cause us to lose customers.

     We are also dependent upon established local service providers new competitors to these companies and MCI WorldCom to provide telecommunications services to our customers. Although alternative leased data communications services are currently available from several alternative suppliers, including AT&T and Sprint, we may be unable to obtain substitute services from other suppliers at reasonable or comparable terms and prices or on a timely basis.

     We route international telephone calls using the networks of third parties that operate or that may plan to operate in countries in which local laws or regulations limit their ability to provide basic international service in competition with state-owned or state-sanctioned monopoly carriers. We have no control over the manner in which these companies operate in these countries. Future regulatory, judicial, legislative or political considerations may not permit these companies to offer to residents of these countries their services. In addition, foreign telecommunications regulators or third parties may challenge the compliance of these companies with local laws or regulations. These regulatory, judicial, legislative or political decisions could limit the ability of these companies to route calls to or from our network. If these companies become unable to provide the services which they presently provide to us or may provide in the future due to their inability to obtain or retain the required governmental approvals or for any other reason related to regulatory compliance, we may need to obtain similar services from other carriers for higher prices.

     DEVELOPERS OF FIBER OPTIC CABLES

     We do not control the planning or construction of undersea fiber optic transmission facilities. As a result, we must seek access to these facilities through partial ownership positions. If ownership positions are not available, we must seek access to these facilities through lease arrangements on negotiated terms that may vary with industry and market conditions. We may not be able to continue to obtain sufficient transmission facilities or access to undersea fiber optic cables on favorable terms. If this occurs, our costs of delivering international traffic may increase substantially.

     SUPPLIERS OF TELECOMMUNICATIONS EQUIPMENT

     We are dependent upon our suppliers of equipment and hardware components, including Sun Microsystems, Cisco Systems, Nortel Networks, Excel Switching and Ascend Communications. If any of these suppliers fail to deliver quality services or products on a timely basis, and if we are unable to develop alternative sources as required, delays could develop which would limit our ability to provide service to our customers or to expand our operations.

     SUPPLIERS OF INTERNET ACCESS

     We also depend on other Internet service providers to provide Internet access to our customers in areas not served by our Internet network. If a significant number of the networks operated by these companies suffer operational problems or failure, fail to serve new accounts, or are unable to expand to satisfy our customer demand, we could lose customers and we will be unable to expand our Internet access business.

     SUPPLIERS OF BROWSER SOFTWARE

     We are currently dependent on software licensed from Netscape Communications and Microsoft for the front-end software of our Internet access services. We use and reproduce Netscape and Microsoft software products, and distribute these products to distributors and end users together with our own software. If there are any operating difficulties in connection with the licensed software, customers may be deterred from using our Internet access services, which could substantially reduce our revenues from our Internet business.

     Our revenues and our growth will suffer if our sales representatives and retailers fail to effectively market and distribute our products and services.

     INDEPENDENT SALES REPRESENTATIVES

     We are dependent upon our independent sales representatives, particularly for the sales of our international long distance telecommunications services in key foreign markets, such as Germany, South Africa, Colombia, Argentina and Zimbabwe. Most of our independent sales representatives are located in foreign jurisdictions and also sell services or products of other companies. As a result, we cannot control whether these sales representatives will devote sufficient efforts to selling our services. In addition, we may not succeed in finding capable sales representatives in new markets which we may enter. If any of our significant sales representatives fails to effectively market or distribute our products and services, our ability to generate revenues could be substantially impaired, and our customer base will not grow.

     PRIMARY DISTRIBUTOR OF PREPAID CALLING CARDS

     We are currently dependent upon Union Telecard Alliance, LLC, a joint venture company formed with Mr. Carlos Gomez, for the sale of a substantial portion of our prepaid calling cards. We own 51% of the outstanding equity interests in this company through an agreement which we entered into with Union Telecard and Mr. Gomez during fiscal 1998. The joint venture may be terminated under the circumstances described in the agreement, including a material breach of the agreement by either party, the insolvency of either IDT or Mr. Gomez or the occurrence of a dispute between the parties with respect to a material matter occurring during the company's first two years of operation. In the event of a dispute, our ownership interests in Union Telecard could be transferred to Mr. Gomez for all or a portion of our purchase price. We may not be able to continue to effectively distribute these cards if Union Telecard does not distribute them effectively, or if the agreement is terminated by either party.

     WE MAY BE VULNERABLE TO TECHNICAL MALFUNCTIONS WHICH COULD HINDER OUR PROVISION OF SERVICES.

     We are dependent upon management information systems and switching equipment to provide services to our customers, manage our network, collect billing information and perform other vital functions. These systems and equipment are subject to hardware defects and software bugs which may be beyond our control. If we experience substantial technical difficulties with our hardware or software, we may not succeed in routing traffic effectively, or in billing customers accurately, which could reduce our profitability.

     NETWORK FAILURES COULD PREVENT US FROM PROVIDING OUR SERVICES AND COULD CAUSE US TO LOSE CUSTOMERS.

     Our success depends largely on our ability to deliver low-cost, uninterrupted international and domestic long distance telephone services. Any system or network failure that interrupts our operations could prevent us from providing some or all of our services. Since our operations depend on our ability to successfully expand our network and to integrate new technologies and equipment into our network, there is an increased risk of system failure as well as a natural strain on the system. Our operations also depend on our ability to protect our hardware and other equipment from damage or interruption from natural disasters or other sources of power loss, telecommunications failures or similar occurrences. Significant or lengthy telephone network failures, or difficulties for customers in completing long distance telephone calls could damage our reputation and result in the loss of customers. These kinds of damage and losses could prevent us from obtaining new subscribers and customers, and substantially reduce our revenues.

     The success of our Internet-related business depends on our ability to deliver high-quality, uninterrupted access to the Internet. In the past, we experienced failures relating to individual Internet servers, and our subscribers experienced difficulties in accessing and maintaining their connection to the Internet. Significant or lengthy system failures or difficulties for subscribers in accessing and maintaining connection with the Internet could damage our reputation and result in the loss of subscribers, which could reduce our customer base and our revenues.

     OUR OPERATIONS COULD BE INTERRUPTED BY THE FAILURE TO RESOLVE YEAR 2000 PROBLEMS.

     Many computer systems and software products are coded to understand only dates that have two digits for the relevant year. These systems and products need upgrading to accept four-digit entries in order to distinguish 21st century dates from 20th century dates. Without upgrading, many computer applications could fail or create erroneous results beginning in the year 2000. This could result in a major system failure or miscalculations. The lack of a timely resolution to Year 2000 problems could substantially impair our ability to:

     - route our customers' phone calls in a cost-effective manner;

     - process transactions;

     - deliver a substantial portion of our services;

     - properly obtain payment for our services; and

     - maintain accurate records of our business and operations.

     We may also become liable for substantial damages in the event that, as a result of the Year 2000 problems, we fail to deliver any services that we have contracted to provide.

     We are conducting an external review of our customers and suppliers, and other third parties with whom we do business, including equipment and systems providers and other telecommunications service providers, to determine their vulnerability to Year 2000 problems and any potential impact on our business. In particular, we may experience problems with other telecommunications carriers whose services are resold by us or to which we send traffic for termination who are not Year 2000 compliant. We are limited in our ability to determine the ability of these third parties to address issues relating to Year 2000 problem. If a limited number of carriers experience disruptions in service due to Year 2000 problems, we believe that we will be able to obtain service from alternate carriers. However, our ability to provide long distance services to customers in some locations may be limited, which would reduce our revenues, and damage the reputation of the quality of the service that we provide.

     OUR REVENUES WILL NOT GROW IF DEMAND FOR OUR SERVICES IN NEW MARKETS IS LESS THAN WE EXPECT.

     PREPAID CALLING CARDS

     Although we have substantial market presence in the prepaid calling card business, especially with regard to international calls, the market for prepaid calling cards is a new and emerging business with a large number of market entrants. Because this market is new, it is impossible to accurately determine what the demand will be for our products and services in this area. Substantial markets may not continue to develop for prepaid calling cards, and we may not be able to sustain or increase our sales of these products and services.

     INTERNET TELEPHONY

     In August 1996, through Net2Phone, we began offering PC2Phone, the first commercial telephone service to connect calls between multimedia PCs and telephones over the Internet, and in October 1997, we introduced Phone2Phone Direct, a service that allows for phone-to-phone calling over the Internet. Although these services enable users to benefit from substantially reduced long distance rates, demand for these services in the future may not increase. We cannot be certain that Internet telephony will gain market acceptance or prove to be a viable alternative to traditional telephone service. Notwithstanding the potential cost savings, many customers that have already invested substantial resources in integrating traditional telephone service with their operations may be particularly reluctant or slow to adopt a new technology that makes their existing equipment obsolete. If the Internet telephony market fails to develop or develops more slowly than we expect, Net2Phone's future revenues may not increase substantially.

     RAPID TECHNOLOGICAL CHANGE AND FREQUENT NEW PRODUCT INTRODUCTIONS IN OUR MARKETS COULD RENDER OUR PRODUCTS AND SERVICES OBSOLETE.

     The markets for our products and services experience rapid technological change, frequent new product introductions and evolving industry standards. For example, during the past several years, we have needed to substantially upgrade our telecommunications network to use more sophisticated equipment with greater bandwidth and reliability. Rapid technological change and new product introduction could render one or more of our products or services obsolete or place us at a competitive disadvantage. Accordingly, we believe that our success depends upon our ability to anticipate changes in consumer preferences, develop and market products and services that use new technologies and enhance and expand our existing product lines and services to keep pace with competing products. We will need to spend significant amounts of capital to develop, market and enhance our products and services to meet and take advantage of technological changes.

     Fundamental changes in the technologies for telecommunications, Internet access and content, and Internet telephony services expose us to substantial risks. For example, although our Internet access services are currently accessed mainly by computers through telephone lines, several companies have recently introduced delivery of Internet access services through cable television lines. If the Internet becomes accessible by other methods or if there are advancements in the delivery of telephony services, we will need to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these advances may require substantial time and expense, and we cannot provide any assurance that we will succeed in adapting our businesses to alternate access devices or other technological developments.

     OUR BUSINESS WILL NOT GROW WITHOUT INCREASED USE OF THE INTERNET.

     The use of the Internet as a commercial marketplace is a recent phenomenon. Demand and market acceptance for recently introduced products and services over the Internet are still uncertain. We cannot predict whether customers will be willing to shift their traditional activities online. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including:

 .  concerns about security;

 .  Internet congestion;

 .  inconsistent service; and

 .  lack of cost-effective, high-speed access.

If the use of the Internet as a commercial marketplace does not continue to grow, we may not be able to grow our customer base, which may prevent us from achieving profitability.

     THE GROWTH OF OUR INTERNATIONAL OPERATIONS MAY BE LIMITED IF WE CANNOT EFFECTIVELY MANAGE OUR INTERNATIONAL OPERATIONS.

     In Fiscal 1996, 1997, 1998, and the nine months ended April 30, 1999, international customers accounted for approximately 23%, 25%, 11% and 12% of our total revenues, respectively. We expect that revenues from international customers will continue to account for a significant percentage of our total revenues. In addition, part of our growth strategy is to continue to install a switching infrastructure in foreign countries. However, we will not be able to increase our revenues and profits from our international operations if we have difficulties in managing our international operations. Our ability to manage our international operations may be limited by a number of factors, including:

     - unexpected changes in legal and regulatory requirements;

     - changes in tariffs, exchange rates and other barriers;

     - political and economic instability;

     - difficulties in collecting accounts receivable;

     - difficulties in staffing and managing international operations;

     - difficulties in maintaining and repairing equipment abroad;

     - difficulties in protecting our intellectual property overseas; and

     - potentially adverse tax consequences.

     In addition, although our sales have generally been denominated in U.S. dollars, some of our recent contracts are denominated in foreign currencies, and the value of the U.S. dollar in relation to foreign currencies may also adversely affect our sales to international customers as well as the cost of purchasing, installing and maintaining equipment abroad. If we expand our international operations or begin to price our services in foreign currencies, we will be exposed to increased risks of currency fluctuation if we do not successfully manage the risks that arise from the fluctuating value of these currencies.

     We are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies from bribing foreign officials for the purpose of obtaining or maintaining commercial opportunities. We may be exposed to liability under this statute as a result of past or future actions taken without our knowledge by agents, strategic partners and other third parties. Any liability imposed under this statute could require us to pay substantial amounts of damages.

     OUR REVENUES WILL BE IMPAIRED IF WE EXPERIENCE DIFFICULTIES IN COLLECTING OUR RECEIVABLES.

     As a wholesale provider of international long distance services, we depend upon traffic from other long distance providers, and the collection of receivables from these customers. If we experience difficulties in the collection of our accounts receivable from our major customers, our revenues may be substantially reduced. While our most significant customers vary from quarter to quarter, our five largest customers accounted for 20.8% of revenues in fiscal 1997, 26.2% of revenues in fiscal 1998 and 10.5% for the nine months ended April 30, 1999. This concentration of revenues increases the risk of non-payment by customers, and we may experience significant writeoffs related to the provision of wholesale carrier services if any of our large customers fail to pay their outstanding balances.

     Historically, we have experienced losses from uncollectable receivables in our Internet access and call reorigination businesses. These businesses are characterized by a large number of retail customers, each of which generates relatively small receivables. As a result, the collection costs associated with delinquent receivables from these customers are high relative to the receivable balances.

     In addition, we expend considerable resources to collect receivables from customers who fail to make timely payments. We continually seek to minimize bad debt, and at times require collateral to support accounts receivable from customers that we believe pose a particular credit risk; however, our experience indicates that a portion of past due receivables will never be collected and that the existence of bad debt is a necessary cost of conducting our business. As of April 30, 1999, we had reserved approximately $7.1 million for receivables that were expected to be uncollectible. Our bad debt expense could rise significantly above historical or anticipated levels. Any significant increase in bad debt levels could substantially reduce our profitability.

     OUR PROFITABILITY WILL BE REDUCED IF WE BECOME THE VICTIM OF FRAUD OR THEFT OF SERVICES.

     The telecommunications and Internet access industries have historically incurred losses due to fraud. Unauthorized transactions or theft of our services could reduce our profitability substantially. Although we have implemented anti-fraud measures in order to control losses relating to fraudulent practices, we may not succeed in effectively controlling fraud when operating in the international or domestic telecommunications markets. From time to time, callers have obtained services without rendering payment by unlawfully using our access numbers and identification codes. We attempt to manage these theft and fraud risks through our internal controls and our monitoring and blocking systems. We believe that our risk management practices are adequate, and to date we have not experienced material losses from fraud or theft. However, our risk management practices may not be sufficient to protect us in the future from unauthorized transactions or thefts of services.

     COMPETITION IN OUR CORE BUSINESSES COULD SUBSTANTIALLY REDUCE OUR REVENUES AND OUR PROFITS.

     TELECOMMUNICATIONS

     Many of our competitors are significantly larger and have substantially greater market presence as well as greater financial, technical, operational, marketing and other resources and experience. Increased competition could force us to reduce our prices and profit margins, and may reduce our market share. Our competitors may be able to procure rates or enter into service agreements that are comparable to or better than ours, and may be able to offer other incentives to existing and potential customers. Currently, we compete in the market for long distance and international telecommunications with:

     - long distance carriers, which carry network traffic between local exchanges, and other long distance resellers and providers, including AT&T, Sprint and MCI WorldCom;

     - foreign primary providers of significant international transmission facilities (often, the national telephone company of a country);

     - other providers of international long distance services, including STAR Telecommunications, Pacific Gateway Exchange and RSL Communications;

     - alliances that provide wholesale carrier services, including Global One (Sprint, Deutsche Telekom and France Telecom) and Uniworld (AT&T, Unisource-Telecom Netherlands, Telia AB, Swiss Telecom and Telefonica de Espana);

     - new entrants to the domestic long distance market, including the regional bell operating companies in the U.S., who have entered or have announced plans to enter the U.S. interstate long distance market; and

     - small long distance resellers.

     With respect to prepaid calling cards, we compete with many of the largest telecommunications providers, including AT&T, MCI WorldCom and Sprint. These companies are substantially larger and have greater financial, technical, engineering, personnel and marketing resources, longer operating histories, greater name recognition and larger customer bases than we do. We also compete with smaller, emerging carriers in the prepaid calling card market, including PT-1 Communications, RSL Communications, SmarTalk Teleservices, Pacific Gateway Exchange and FaciliCom International. If we begin providing services to customers outside the U.S. market, we may compete with large foreign operators, including British Telecommunications in the U.K. We believe that additional competitors will be attracted to the prepaid card market, including Internet-based service providers and other telecommunications companies. Competition from existing or new competitors or a decrease in the rates charged for telecommunications services by the major long distance carriers or other competitors would substantially reduce our revenues from the sale of these cards.

     Deregulation in foreign countries could result in competition from other service providers that have large, established customer bases and close ties to governmental authorities in their home countries. Deregulation and increased competition in foreign markets could cause prices for direct-dial international calls to decrease so much that customers will no longer be willing to use some of our services, including calling cards or our international call reorigination services. If any foreign telephone company with a dominant position in its home country succeeds in competing on the basis of greater size and resources, pricing flexibility or long-standing relationships with customers in its own country, we will not be able to continue to grow our customer base.

     INTERNET ACCESS

     Our current and expected competitors in the Internet access market include many large companies that have substantially greater market presence, as well as greater financial, technical, operational, marketing, resources and experience. Our Internet access business competes or expects to compete with the following types of companies:

     - other national and regional commercial Internet service providers, including NETCOM On-Line Communication Services, which was acquired by ICG Communications in January 1998, Verio, UUNet WorldCom, GTE Internetworking (formerly BBN Corporation) PSINet, Concentric Network Corporation and DIGEX; established on-line services companies that offer Internet access, including AOL, CompuServe and Prodigy;

     - computer software and other technology companies, including Microsoft;

     - national long distance telecommunications carriers, including AT&T, MCI WorldCom and Sprint;

     - regional bell operating companies;

     - cable television operators, including Comcast, TCI International and Time Warner; and

     - newly-licensed providers of spectrum-based wireless data services.

     Many of the established on-line services companies and telecommunications companies have begun to offer or have announced plans to offer expanded Internet access services. In addition, we believe that new competitors, including large computer hardware and software, cable, media, wireless and wireline telecommunications companies, may enter the Internet access market, resulting in even greater competition. These or other competitors may be able to bundle services and products that are not offered by us together with Internet access services, which could place us at a significant competitive disadvantage. In addition, some of the telecommunications companies that compete with us may be able to provide customers with lower communications costs or other incentives with their Internet access services, reducing the overall cost of their Internet access services and significantly increasing price pressures on us. This price competition could significantly reduce the prices of our services and our revenues.

     In addition, increased competition for new subscribers could result in increased sales and marketing expenses and related subscriber acquisition costs, which could adversely affect our profitability. We may not be able to offset the effects of any of our competitors' price reductions or incentives with an increase in the number of our customers, higher revenue from enhanced services, cost reductions or otherwise.

     INTERNET TELEPHONY.

     The market for the services of our subsidiary, Net2Phone, has been extremely competitive. Many companies offer products and services like Net2Phone's, and many of these companies have a substantial presence in the market. Current product offerings include VocalTec Communications' Internet Phone, QuarterDeck's WebPhone and Microsoft's NetMeeting.

     In addition, a number of large telecommunications providers and equipment manufacturers, such as Alcatel, Cisco, Lucent, Northern Telecom and Dialogic (which has entered into an agreement to be acquired by Intel), have announced that they intend to offer similar products. We expect these products to allow live voice communications over the Internet between parties using a personal computer and a telephone and between two parties using telephones. Cisco Systems has also taken further steps by recently acquiring companies that produce devices that help Internet service providers carry voice over the Internet while maintaining traditional phone usage and infrastructure. Other competitors of ours, such as ICG Communications, IPVoice.com, ITXC, RSL Communications (through its Delta Three subsidiary) and VIP Calling, route voice traffic worldwide over the Internet. In addition, major long distance providers, such as AT&T, Deutsche Telekom, MCI WorldCom and Qwest Communications, as well as other major companies such as Motorola and Intel, have all entered or plan to enter the market for carrying voice over the Internet. These companies are larger than

Net2Phone and have substantially greater financial, distribution and marketing resources. Accordingly, Net2Phone may not be able to compete successfully in this market.

     WE WILL NOT BE PROFITABLE IF WE DO NOT RECEIVE ATTRACTIVE RATES FROM OTHER CARRIERS FOR OUR LONG DISTANCE TRAFFIC.

     Our telecommunications business will not be profitable if we do not receive attractive rates from other carriers for the traffic that we route. Our costs of routing domestic and international long distance traffic may increase if the volume of minutes that we carry on our network decreases, because our ability to obtain favorable rates and tariffs from suppliers depends, to a significant extent, on our total volume of long distance traffic. We may not succeed in maintaining the volume of international and domestic long distance traffic necessary to obtain favorable rates and tariffs.

     In addition, our ability to market our long distance resale services depends upon the existence of spreads between the rates offered by us and the rates offered by the carriers with which we compete, as well as the carriers from which we obtain service. A decrease in these spreads could substantially reduce our profitability.

     PRIVATIZATION AND DEREGULATION OF FOREIGN MARKETS MAY INCREASE COMPETITION FOR TELECOMMUNICATIONS SERVICES.

     Many of the foreign markets in which we currently market long distance telephone services are undergoing dramatic changes as a result of privatization and deregulation. While we expect that deregulation will create new opportunities for us, the increase in competition that is expected to result from deregulation could limit our ability to increase our customer base in these countries. For example, the European Union has mandated competitive markets for the European telecommunications industry and the various European countries are at different stages of opening their telecommunications markets. As a result of privatization and deregulation, a greater number of potential competitors is likely to emerge in these markets. A new competitive environment is emerging in which major European telephone companies, media companies and utilities are entering the telecommunications market and forming new alliances which are radically changing the landscape for domestic and international telephone services. Changes in the foreign marketplace and new strategic alliances among companies with greater resources may reduce our ability to increase our overseas telecommunications customer base and our traffic volume, and to recover the cost of building our international telecommunications infrastructure.

     FEDERAL, STATE, AND INTERNATIONAL GOVERNMENT REGULATION MAY REDUCE OUR ABILITY TO PROVIDE SERVICES, OR MAKE OUR BUSINESS LESS PROFITABLE.

     As a multinational enterprise, we are subject to varying degrees of regulation by state, federal and foreign regulators. These laws are subject to frequent changes and different interpretations, and therefore, it is difficult for us to assess the impact of these factors on our operations. The implementation, modification, interpretation and enforcement of these laws and regulations vary and can limit our ability to provide many of our services.

     Our ability to compete in our target markets depends, in part, upon favorable regulatory conditions and the favorable interpretations of existing laws. The current domestic and international trend is toward deregulation of telecommunications and Internet services. This trend has enabled us to compete in new domestic and international markets. Notwithstanding this trend, several countries, including the United States, are considering proposals that may regulate or impose additional costs upon services that we offer or plan to offer.

     CHANGES IN FEDERAL REGULATIONS MAY PERMIT REGIONAL BELL OPERATING COMPANIES TO COMPETE AGAINST US.

     We compete with companies, including the regional bell operating companies, that are also subject to government regulation. Existing regulations may restrict these companies from fully competing with us in the market for interstate long distance telecommunications services. If U.S. federal statutes and regulations are amended to permit these companies to fully compete with us in this market, our revenues from these services could be reduced if these companies are able to acquire a substantial portion of our customers.

     WE MAY BECOME SUBJECT TO INCREASED COSTS OF OPERATIONS DUE TO UNCERTAINTY OVER THE AMOUNT OF PAYPHONE SURCHARGES AND FEDERAL UNIVERSAL SERVICE FUND OBLIGATIONS.

     Federal regulation of the telecommunications industry may also impact our ability to sell prepaid calling cards. The Telecommunications Act of 1996 requires carriers, including our company, to pay the owners of payphones when a payphone is used to make a telephone call using a prepaid calling card. If these charges are increased, our margins from our prepaid calling card business could be adversely affected. Alternatively, if these charges are passed on to the users of the cards, demand for these services could be substantially reduced. Since September 1996, the FCC has attempted to set the rate of compensation that must be paid, but these charges have been successfully challenged twice in federal court. The current charge imposed by the FCC, $.24 per call, is likely to be challenged in federal court by companies that operate payphones, as well as by carriers.

     In July 1999, the United States Court of Appeals for the Fifth Circuit released its decision reviewing the FCC's Universal Service Order, which supports the development of telephone service in rural and other high-cost areas. This decision will have a significant impact on carriers' obligations to
make payments to the FCC's Universal Service Funds.   The Court found that the
FCC cannot include intrastate revenues in the calculation of universal service contributions. Local exchange carriers' revenues are largely intrastate and their interstate revenues are primarily from other carriers and not subject to universal service assessment. Therefore, the contributions required to be made by these carriers will be sharply reduced, placing an even greater burden on interexchange carriers, including IDT, to fund the universal service program. The Court also reversed the FCC's decision to include the international revenues of interstate carriers in the universal service contribution base. The outcome of this FCC proceeding may impact IDT's required contributions to the Universal Service Fund program.

     We may become subject to increased price competition from other carriers due to federal regulatory changes in determining international settlement rates.

     International settlement rates are beginning to decline, at least in part as a result of regulatory initiatives. Lower settlement rates are scheduled to be in effect for substantially all countries over the next several years. If lower settlement rates result in lower prices for traditional international telephone calls, our competitive advantage will be reduced, which could make our services less attractive to customers.

     The FCC's International Settlements Policy requires international carriers to observe several rules, including the equal division of accounting rates, proportionate return of traffic terminating in the U.S. and nondiscriminatory treatment of U.S. carriers. In May 1999, the FCC issued an order exempting competitive carriers and specified competitive routes from the International Settlements Policy. Historically, our exemption from the Policy has been a chief factor enabling us to offer competitive long distance services, including Net2Phone's Internet telephony services. Under the FCC's May 1999 order, providers of traditional telephone services will have increased flexibility to enter into more economically efficient arrangements with foreign correspondent carriers, which could, over time, decrease the competitive price advantage of our services, and make these services less attractive to our customers.

     EUROPEAN REGULATION OF TELECOMMUNICATIONS SERVICES MAY NOT CONTINUE TO EVOLVE TOWARDS INCREASED COMPETITION AND STREAMLINED REGULATION.

     The European Union, as well as national European governments, have been generally deregulating many of the major European markets for telecommunications services so as to permit increased competition. In addition, the European Union has attempted to harmonize the regulation of telecommunications companies across its member states. As a result of these developments, we have been able to enhance our market presence in a number of European countries.

     Changes to existing regulations of the European Union or its member states may decrease the opportunities that are available for us to enter into those markets, or may increase our legal, administrative or operational costs, or may constrain our activities in other ways that we cannot necessarily anticipate. Any of these developments could impair our efforts to develop our European operations.

     TELECOMMUNICATIONS REGULATIONS OF OTHER COUNTRIES MAY RESTRICT OUR OPERATIONS.

     We are subject to the regulatory regimes in each of the countries in which we conduct business. Local regulations range from permissive to restrictive, depending upon the country. In the past, we have experienced problems in certain countries and have from time to time modified or terminated our services to comply with local regulatory requirements. In the future, changes to statutes or regulations may inhibit or restrict the types of telecommunications services we can offer.

     GOVERNMENTAL REGULATIONS REGARDING THE INTERNET MAY BE PASSED, WHICH COULD IMPEDE OUR BUSINESS.

     To date, governmental regulations have not materially restricted use of the Internet in the Internet telephony market. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. New regulations could increase our costs of doing business and prevent us from delivering our products and services over the Internet. The growth of the Internet may also be significantly slowed. This could delay growth in demand for our products and services and limit the growth of our revenue.

     In addition to new regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues that include:

 .  access charges;

 .  user privacy;

 .  pricing controls;

 .  reciprocal compensation;

 .  characteristics and quality of products and services;

 .  consumer protection;

 .  contributions to the universal service fund;

 .  cross-border commerce;

 .  copyright, trademark and patent infringement; and

 .  other claims based on the nature and content of Internet materials.

     GOVERNMENT REGULATION OF INTERNET ACCESS MAY INCREASE OUR COSTS OF OPERATIONS.

     Internet service providers are generally considered "enhanced service providers" in the U.S. and are exempt from U.S. federal and state regulations governing common carriers.

Accordingly, our provision of Internet access services is currently exempt from tariffing, certification requirements and rate regulation. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax and other requirements may apply to our provision of Internet access services. State, federal or foreign governments may impose additional regulation on our Internet business, which could substantially increase the costs of our Internet operations, or limit the nature of our Internet operations.

     In December 1996, the FCC initiated a Notice of Inquiry regarding whether to impose regulations or surcharges upon providers of Internet access. The Notice of Inquiry, and several ongoing FCC proceedings, seek public comment as to whether to impose or to continue to forebear from regulation of Internet and other packet-switched network service providers. In addition, on April 10, 1998, the FCC issued a Report to Congress on its implementation of the universal service provisions of the Telecommunications Act. In that Report, the FCC indicated that it would reexamine its policy of not requiring an Internet service provider to contribute to the FCC's universal service funds when the Internet service provider provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. Any contributions of this kind would be related to the Internet service provider's provision of telecommunications services itself. We can not predict the outcome of any future proceedings that may impact our provision of Internet access or that may impose additional requirements, regulations or charges upon our provision of Internet access services.

     WE MAY BECOME SUBJECT TO INTERNET ACCESS CHARGES.

      We use the networks of local carriers to connect our Internet customers and Net2Phone's Internet telephony customers to our network. Under current federal and state regulations, neither we or these customers pay charges for using these networks in this manner, other than the monthly service charges that apply to basic telephone service. The imposition of these access charges could substantially reduce the ability of our Internet business or Net2Phone's Internet telephony business to generate profits. A number of local exchange carriers have asked the FCC to change its rules and require Internet service providers to pay additional access charges for their use of local networks, which would significantly increase our costs of doing business. In addition, in September 1998, two regional Bell operating companies advised Internet telephony providers that these companies would impose access charges on Internet telephony traffic. One of these companies also petitioned the FCC for a declaratory ruling that providers of interstate Internet telephony must pay federal access charges, and has petitioned the public utility commissions of Nebraska and Colorado for similar rulings concerning payment of access charges for intrastate Internet telephone calls.

     The FCC previously determined that it would not impose interstate access charges on Internet service providers. However, the FCC is currently conducting proceedings in which it is exploring the impact of the Internet on the public network, and may decide to impose additional access or other charges on Internet service providers. We can provide no assurance that the FCC will continue to permit Internet service providers to use basic telecommunications services without imposing any additional charges. In addition, if Nebraska, Colorado or any other states decide that access charges may be levied against Internet telephony providers, our Net2Phone subsidiary would have to pay for access in those states.

     THE INFRINGEMENT OR DUPLICATION OF OUR PROPRIETARY TECHNOLOGY COULD INCREASE OUR COMPETITION.

     We could suffer from additional competition, and our profitability could suffer, if third parties infringe upon our intellectual property rights, and misappropriate our technologies and our trademarks for their own businesses. We rely on patent, copyright, trademark and trade secret laws and the confidentiality provisions of our contracts with third parties to establish and protect our technology. We do not currently own any issued patents or registered copyrights, although we own a number of registered service marks relating to our business and have applied for other trademarks. We have a policy that requires our employees and consultants to execute confidentiality and technology ownership agreements when they begin their relationships with us.

     The steps taken by us may not be adequate to protect our trade secrets, and to prevent misappropriation of our technology or other proprietary rights. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Our trademark applications may not be allowed and the issuance of any registration does not mean that a third party may not have superior rights to the registered mark, or to a mark that is confusingly similar to the registered mark. Any licenses for any intellectual property that might be required for our services or products may not be available on reasonable terms.

     WE COULD INCUR SUBSTANTIAL COSTS IN DEFENDING OR PURSUING ANY CLAIMS RELATING TO PROPRIETARY RIGHTS.

     We do not believe that our products infringe the proprietary rights of others, and no third parties have asserted any material patent infringement or other similar claims against us. However, third parties may assert these types of claims against us in the future, and one or more of these claims could be successful. Parties making these types of claims could obtain a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to provide services in the U.S. or abroad. We are aware that patents have been granted recently to others on technologies in the communications, multimedia and Internet telephony areas, and patents may issue which relate to the basic technologies incorporated in our services and products. Since patent applications in the U.S. are not publicly disclosed until issued as patents, applications may have been filed which, if issued as patents, could relate to our services.

     OUR NETWORK MAY BE SUBJECT TO DISRUPTIONS THROUGH UNAUTHORIZED USE.

     Computer viruses, break-ins and similar disruptive problems caused by customer or other Internet users could cause interruptions, delays or loss of services to our Internet customers. We have implemented a variety of network security measures, including limiting physical and network access to our routers. However, our Internet access systems and Genie entertainment and information services are vulnerable to these types of problems. Furthermore, inappropriate use of the Internet by third parties could also jeopardize the security of confidential information stored in the computer systems of our customers and other parties connected to the Internet, which may deter potential subscribers.

     Potential security problems continue to plague public and private data networks. Break-ins reported in the press and otherwise have reached computers connected to the Internet at major corporations as well as Internet access providers. A number of these break-ins have involved the theft of information, including incidents in which hackers bypassed firewalls through fraudulent means. Alleviating problems caused by computer viruses, break-ins or third parties may require significant expenditures of capital and resources. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and our customer base and revenues. Moreover, if we become the victim of a breach of network security or privacy, customers may threaten claims against us for any damages that result. These types of claims, if upheld, could require us to pay substantial amounts of damages to the claimants.

     WE MAY BE SUBJECT TO LIABILITY FOR INFORMATION DISSEMINATED OVER OUR INTERNET NETWORK.

     As an Internet service provider and an Internet content provider, we could face substantial potential liability for the actions of subscribers and others using our systems, including liability for infringement of intellectual property rights, rights of publicity, defamation, libel and criminal activity under the laws of the U.S. and foreign jurisdictions. Although recent federal legislative enactments and court decisions have substantially reduced the most serious threats of liability for the activities of third parties, some possible sources of liability remain. For example, the recently enacted U.S. Digital Millennium Copyright Act preserves the liability of an Internet service provider that transmits content that it knows, or has reason to know, is infringing of another person's intellectual property.

     Other recent legislative enactments and pending legislative proposals aimed at limiting the use of the Internet to transmit indecent or pornographic materials could, depending upon their interpretation and application, result in significant potential liability for us, as well as additional costs and technological challenges in complying with any new statutory or regulatory requirements. For example, in October 1999, the U.S. Congress enacted a new version of the Communications Decency Act, making it a crime to disseminate material "harmful to minors" to anyone under the age of eighteen. The statute is currently facing constitutional challenge; if it is upheld, it could require us to develop extensive regulatory compliance procedures. In April 1999, the U.S. Supreme Court upheld a provision of the Communications Decency Act of 1996, which makes it a crime to transmit a communication which is obscene with intent to annoy, abuse, threaten or harass another person. In addition, CompuServe faced action by German authorities in response to which CompuServe temporarily restricted the scope of the Internet access it provides to all subscribers, both in the U.S. and internationally. A number of countries are considering content restrictions based on factors that include political or religious views, pornography and indecency. The operation of our Genie on-line service has increased our exposure to this type of legislation, and to libel and defamation suits, primarily because of the increased level of content being provided by or through our network.

     WE MAY NOT BE ABLE TO GROW OUR OPERATIONS IN THE FUTURE IF WE CANNOT RAISE ENOUGH CAPITAL.

     We believe that we must continue to enhance and expand our network and build out our telecommunications network infrastructure in order to maintain our competitive position and meet the increasing demands for service quality, capacity and competitive pricing. Our ability to grow depends, in part, on our ability to expand our operations through the ownership and leasing of network capacity, which requires significant capital expenditures that are often incurred before we begin to receive the related revenue. If we cannot obtain cash from operations or from debt or equity investments in our company, we may not be able to grow as rapidly as we have during the last several fiscal years, or we may be required to reduce the scope of our anticipated expansion.

     WE MAY SUFFER LOSSES IN THE FUTURE, WHICH COULD REDUCE THE TRADING PRICE OF OUR STOCK.

     The value of an investment in our company is likely to decrease if we incur financial losses. We incurred net losses in Fiscal 1996, 1997 and 1998 of $15.6 million, $3.8 million and $6.4 million, respectively. For the nine months ended April 30, 1999, we generated $9.0 million of net income. Although we have experienced significant growth in recent periods, our growth may not be sustainable and may not be indicative of our future growth.

     Further, we expect to recognize significant additional charges relating to non-cash compensation in connection with stock options granted by Net2Phone in May 1999 and July 1999.

     OUR BUSINESS MAY BE LESS PROFITABLE, AND LESS CAPABLE OF GROWING, AS A RESULT OF OUR SUBSTANTIAL INDEBTEDNESS.

     On April 30, 1999, we had long-term debt of approximately $117.9 million. We may incur additional indebtedness in the future. This substantial indebtedness, including $108.1 million under our bank credit facility, could have important adverse consequences:

     - increasing our vulnerability to adverse business conditions;

     - limiting our ability to obtain additional financing to fund future working capital, capital expenditures, future acquisitions and other general corporate purposes;

     - requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, which reduces the availability of our cash flow for other purposes; and

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry.

     Our ability to pay the principal of, or the interest on, or to refinance, our indebtedness, or to fund planned capital expenditures or future acquisitions will depend on our future performance. Based upon our current level of operations and anticipated revenue growth, we believe that cash flow from operations and available cash will be adequate to meet our anticipated future requirements for working capital, budgeted capital expenditures and scheduled payments of principal and interest on our indebtedness for the next 12 months. However, we cannot provide any assurances that our business will generate enough cash or that our revenue growth will enable us to repay our indebtedness.

     OUR OPERATIONS MAY BE LIMITED BY RESTRICTIVE COVENANTS CONTAINED IN OUR BANK CREDIT FACILITY.

     Our bank credit facility contains numerous financial and operating covenants that limit the discretion of our management with respect to a wide variety of business matters. These restrictions may bar transactions that would otherwise be beneficial to our company. These covenants place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make different types of payments and investments, and to sell or otherwise dispose of assets and to merge with other entities. A failure to comply with the obligations contained in our credit facility could result in an event of default, and the acceleration of the related debt and the acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions.

     IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL, WE MAY NOT REMAIN PROFITABLE.

     We are highly dependent on the technical and management skills of our key employees, including our technical, sales, marketing, financial and executive personnel, and on our ability to identify, hire and retain qualified personnel. Competition for these types of personnel is intense and we may not be able to retain existing personnel or to identify or hire additional personnel. In particular, we are dependent on the services of Howard S. Jonas, our Chief Executive Officer, Chairman of the Board and founder, and on James A. Courter, our Vice Chairman and President. Any failure to attract and retain appropriate personnel, or the loss of the services of either Mr. Jonas or Mr. Courter, could substantially reduce our ability to grow our operations and to increase our profitability.

     WE ARE CONTROLLED BY OUR PRINCIPAL STOCKHOLDER, WHICH LIMITS THE ABILITY OF OTHER STOCKHOLDERS TO AFFECT THE MANAGEMENT OF OUR COMPANY.

     Howard S. Jonas, our Chief Executive Officer, Chairman of the Board and founder, is the beneficial owner of all of our outstanding shares of Class A common stock and therefore, currently holds more than 50% of the combined voting power of our outstanding capital stock. Mr. Jonas is able to control matters requiring approval by our stockholders, including the election of all of the directors and the approval of significant corporate matters, including any merger, consolidation or sale of all or substantially all of our assets. As a result, the ability of any of our stockholders to influence the management of our company is limited.

     OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD REDUCE THE VALUE OF AN INVESTMENT IN OUR SHARES.

     The market price of our common stock has fluctuated significantly since our initial public offering in 1996. Factors including variations in our revenue, earnings and cash flow from quarter-to-quarter and announcements of new service offerings, technological innovations or price reductions by us, or our competitors or providers of alternative services could cause the market price of our common stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected companies in the technology sector and resulted in changes in the market price of the stocks of many companies, which have not been directly related to the operating performance of those companies. Broad market fluctuations may adversely affect the market price of our common stock in the future.

     In July 1999, the common stock of our majority-owned subsidiary, Net2Phone, began to be traded on Nasdaq under the symbol "NTOP." Because we own the majority of the shares of Net2Phone, adverse changes in the market price of Net2Phone's common stock, whether or not they accurately reflect the financial performance or prospects of Net2Phone, are likely to adversely affect the market price of our common stock.

     Rapid and adverse changes in the trading value of our stock could subject us to lawsuits from our stockholders. The defense of these types of lawsuits could require a substantial portion of the attention of the management of our company. In addition, an adverse judgment or settlement of a stockholder lawsuit could require us to pay substantial amounts, which would limit our ability to fund the growth of our operations.

     SHARES OF COMMON STOCK THAT WILL BE AVAILABLE FOR RESALE IN THE FUTURE MAY INCREASE THE NUMBER OF SHARES ON THE PUBLIC MARKET, CAUSING OUR STOCK PRICE TO DECLINE.

     Sales of a substantial number of shares of our common stock into the public market could adversely affect its market price. In connection with our acquisition of InterExchange in April 1998, we issued 3,242,323 shares of common stock as part of the purchase price. Of those shares, 58,667, 537,032, 74,344, 370,899 and 217,348 shares were registered for resale in June 1998, October 1998, April 1999. May 1999, and June 1999 respectively. The remainder of these shares will become eligible for resale in installments between September 1999 and October 2002, although up to 210,605 of these shares will remain subject to claims for indemnification that we may be entitled to raise prior to September 15, 1999 against the former stockholders of InterExchange, and may be returned to us for cancellation. In addition, through our acquisition of an interest in Union Telecard, we became obligated to issue and register up to 200,000 shares of common stock, of which 100,000 shares were registered for resale in April 1999. As of July 31, 1999, 2,139,923 shares of our common stock were issuable upon exercise of outstanding employee stock options, and as of July 31, 1999, 29,234 shares of our common stock were issuable upon the exercise of outstanding warrants.

     ANTI-TAKEOVER PROVISIONS AFFECTING US COULD PREVENT OR DELAY A CHANGE OF CONTROL OR COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Our certificate of incorporation authorizes the board of directors to issue, without stockholder approval, one or more series of preferred stock having dividend rights, voting rights and other rights as the board of directors may determine. Our issuance of this "blank-check" preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a tender offer, merger, proxy contest or otherwise, which may limit the ability of our stockholders to obtain the maximum value for their shares of common stock.

     Furthermore, the certificate of incorporation provides for a classified board of directors, which may also have the effect of inhibiting or delaying a change in control of our company, in that only approximately one-third of our directors will be subject to reelection at each of our annual stockholder meetings.

                              RECENT DEVELOPMENTS

     Tender Offer and Consent Solicitation. In March 1999, we commenced a tender offer for all of our outstanding senior notes. As of July 31, 1999, substantially all of the notes had been tendered. The purchase price for the senior notes was $1,020 in cash per $1,000 principal amount, plus accrued and unpaid interest through the date of payment. Together with the offer, we solicited consents to eliminate the primary restrictive covenants and to amend other provisions contained in the indenture relating to the senior notes. These amendments became operative when we accepted the tendered senior notes for purchase.

     Credit Facility. In May 1999, we entered into a credit agreement with Lehman Commercial Paper Inc., CIBC World Markets Corp. and Bankers Trust Company. These institutions have committed to provide us with a $150 million credit facility that includes term loans in a total amount of up to $125 million and revolving loans in an amount of up to $25 million and an additional uncommitted amount of up to $100 million. Bankers Trust Company serves as administrative agent for the facility. We used the proceeds from the initial borrowings under the credit facility to purchase the tendered senior notes. As of July 31, 1999, an aggregate of $108.1 million of indebtedness was outstanding under the credit facility.

     Management Changes. A number of changes have been made to the management of our company since fiscal 1998. In March 1999, our President, James Courter, was appointed Vice Chairman of the Board. He replaces Howard Balter, who resigned his positions as Chief Operating Officer, Vice Chairman and a director of our company in order to serve full-time as Chief Executive Officer and a director of Net2Phone, Inc. Hal Brecher, our Executive Vice President of Operations, replaced Mr. Balter as Chief Operating Officer. In addition, we appointed three new directors to our board of directors: Irving Goldstein, Moshe Kaganoff and Geoffrey Rochwarger. Mr. Goldstein is the former Chief Executive Officer and Director General of Intelsat and the former Chairman and Chief Executive Officer of Comsat. Mr. Kaganoff has served as our Senior Vice
President of Operations since July 1998.   Mr. Rochwarger has served as our
Senior Vice President of Telecommunications since 1996. In June 1999, Mr. James Mellor resigned his position as a director of our company in order to join the board of directors of Net2Phone.

     Financing of Net2Phone. In May 1999, SOFTBANK Technology Ventures IV, GE Capital Equity Investments, America Online, Access Technology Partners, Hambrecht & Quist and its affiliates and BT Alex. Brown and its affiliates, purchased from us, in the aggregate, 3,140,000 shares of Net2Phone Series A preferred stock convertible into 9,420,000 shares of common stock and warrants to purchase up to 180,000 shares of Net2Phone common stock, for a net aggregate purchase price of $29.9 million. Additionally, a warrant to purchase 92,400 shares of Net2Phone common stock was issued to Hambrecht & Quist as part of its fee as placement agent with respect to the sale of the Series A preferred stock.

     In August 1999, Net2Phone completed the initial public offering of 6,210,000 shares of its common stock. Net2Phone received approximately $85.3 million in net proceeds from the offering. As a result of the transactions contemplated by this offering, we now own shares of Net2Phone's Class A stock, amounting to approximately 56.2% of Net2Phone's capital stock, after giving effect to the transfer of shares of Net2Phone stock to the Chairman of Net2Phone under the terms of his employment contract. Since the Class A stock has two votes for each share of common stock, we have approximately 64.0% of the votes that may be submitted to the vote of Net2Phone's shareholders.

     Joint Venture with Telefonica Internacional. We recently entered into a memorandum of understanding with Telefonica Internacional to enter into agreements under which we expect to purchase a minimum of $100 million in cable capacity to help meet our increasing demand for bandwidth between the U.S. and Latin America. Under the proposed agreements, we plan to acquire a 10% equity interest in Telefonica's SAm-I Latin American submarine cable project. SAm-I is Latin America's largest and first state of the art backbone to support high capacity connectivity for voice and Internet traffic. It is based on a fiber optic ring around Latin America with connections in Brazil, Argentina, Chile, Peru, Colombia, Central America, the Caribbean and the U.S. The system is scheduled to become operational in phases during 2000 and 2001. The proposed agreements also provide for the creation of a joint venture between the companies that will be managed by Telefonica and that will market the joint venture's products and services to the Hispanic market in the U.S. and related markets in Latin America.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

     Shares Issued to InterExchange Shareholders.

     Up to 876,702 shares of common stock that may be offered by David Turock, Richard Robbins, Eric Hecht, Bradley Turock, Lisa Mikulynec, Wai Nam Tam and Mary Jo Altom by means of this prospectus were originally issued under a merger agreement, dated April 7, 1998, in which we agreed to acquire all of the issued and outstanding shares of InterExchange, Inc., a Delaware corporation, including four related companies. In accordance with the merger agreement, the former stockholders of InterExchange received an aggregate of 3,242,323 newly issued shares of our common stock, of which 1,258,290 shares were previously registered for resale. The remainder of these shares will become eligible for resale in installments between September 1999 and October 2002, although up to 210,605 of these shares will remain subject to claims for indemnification that we may be entitled prior to September 15, 1999 to raise against the former stockholders of InterExchange, and may be returned to us for cancellation. Of the 865,837 shares currently being registered pursuant to the merger agreement, an aggregate of 588,247 shares become eligible to be sold on September 15, 1999 and 288,455 shares on become eligible for sale on October 15, 1999.

     Dr. David Turock has served as our Director of Technology since November 1997. From 1992 to 1997, Dr. Turock provided consulting services to IDT through Rock Enterprises, Inc., a telecom engineering firm, which we acquired from Dr. Turock in September 1997. Richard Robbins served as the President of InterExchange, Inc. between May 1998 and April 1999, and served as InterExchange's Chief Financial Officer from its inception in 1995 until May 1998. Eric Hecht has served as the Vice President of New Business Development since June 1999, and between June 1999 and May 1998 he served as the Chief Executive Officer of InterExchange. Mr. Hecht also served as the President of InterExchange from its inception in 1995 until May 1998.

     Bradley Turock has served as a Senior Development Engineer of InterExchange since May 1998. Between 1995 and May 1998, Mr. Turock provided consulting services to InterExchange, and provided consulting services to IDT between 1993 and May 1998. Wai Nam Tam has also served as a Senior Development Engineer of InterExchange since May 1998, and between 1993 and May 1998, Mr. Tam provided
consulting services to InterExchange and to IDT.   Lisa Mikulynec has served as
InterExchange's Vice President of Operations since May 1998, and served as InterExchange's Director of Network Services from 1996 to 1998. Ms. Mikulynec provided consulting services to InterExchange and IDT between 1994 and 1996. Mary Jo Altom has served as our Vice President of Telecommunications Operations since May 1998, and provided consulting services to IDT between June 1996 and May 1998.

     In connection with the transactions contemplated by the merger agreement, each of Bradley Turock, Lisa Mikulynec and Wai Nam Tam entered into employment agreements with InterExchange and ceased to act as consultants to InterExchange. Similarly, Mary Jo Altom entered into an employment agreement with IDT and ceased to act as consultant to us.

     Option Shares.

     A total of 200,000 shares of our common stock that may be offered by James
A. Courter and Hal Brecher are shares that are issuable under employee stock option agreements dated March 1, 1999, which grant options to purchase shares of our common stock. Messrs. Courter and Brecher were granted options to purchase 300,000 shares of common stock of our company which vest over a three year period that began on March 1, 1999. This prospectus only includes the portion of these options that will vest on or prior to January 31, 2000.

     James A. Courter has served as the President of IDT since October 1996, and has been a director of IDT since March 1996. He was appointed Vice Chairman of the Board in March 1999. Mr. Courter has been a senior partner in the New Jersey law firm of Courter, Kobert, Laufer & Cohen since 1972, which provides legal services to our company. Hal Brecher was appointed as our Chief Operating Officer in March 1999. Between November 1996 and March 1999, Mr. Brecher served as our Executive Vice President of Operations, and became a director of IDT in April 1997.

     Beneficial Ownership of Selling Stockholders.

     The following table sets forth information about the beneficial ownership of each selling stockholder as of July 31, 1999, as to:

     - the number of shares of common stock that are beneficially held by each selling stockholder,

     - the maximum number of shares that may be offered by each selling stockholder in this prospectus, and

     - the number of shares of common stock and the percentage of outstanding our shares of common stock that will be held by each selling stockholder if he or she sells all of the shares that can be sold under this prospectus.

     The percentages in the table assume that each share of our class A common stock has been converted into shares of common stock. We can provide no assurance as to the number of shares that will be held by each of the selling stockholders after this offering because each of the selling stockholders may offer all or some part of the shares which he or she holds by means of this prospectus, and because this offering is not being underwritten on a firm commitment basis.

                                   Shares                                     Shares
                                Beneficially           Number of           Beneficially
                               Owned Prior to        Shares Offered         Owned After
   Selling Stockholder          the Offering             Hereby            the Offering          Percentage
-------------------------    -----------------    ------------------    -----------------    ----------------
David Turock (1)(2)                    897,711               392,472              505,239            1.5%
Richard Robbins (1)                    320,226               164,133              156,093            *
Eric Hecht (1)                         208,124               164,134               43,990            *
Bradley Turock (1)                      84,527                50,402               34,125            *
Lisa Mikulynec (1)                      53,625                41,372               12,253            *
Wai Nam Tam (1)                         94,437                47,749               46,688            *
Mary Jo Altom (1)                       32,565                16,440               16,125            *
James Courter (2)(3)                   507,437               100,000              407,437            1.2%
Hal Brecher (4)                        187,500               100,000               87,500            *
Joyce Mason (5)                        118,700                25,000               93,700            *

* Less than one percent.


(1) A portion of these shares are currently held in escrow accounts maintained by The Bank of New York, as Escrow Agent. Pursuant to the IX Merger Agreement, the Selling Stockholders are prohibited from transferring all of these shares of common stock (except for gratuitous transfers to immediate family members, transfers in trust for the benefit of such relatives, and transfers to charities) until September 15, 1999, October 7, 1999, October 7, 2000, April 7, 2000, October 7, 2001 and October 7, 2002. On each of these dates these transfer restrictions will be removed as to a portion of these shares. In addition, during the period in which these shares of Common Stock are subject to these limitations on resale, each of these Selling Stockholders has granted an irrevocable proxy to Mr. Howard S. Jonas, our Chairman and Chief Executive Officer, to vote them.

(2) Shares owned prior to and after offering includes 9,937 shares beneficially owned by the JTBC Foundation. The JTBC Foundation is a charitable organization of which Messrs. Howard S. Jonas, David L. Turock, Howard Balter (IDT's former Chief Operating Officer and current Chief Executive Officer of Net2Phone, our subsidiary) and James A. Courter are trustees.

(3) Shares owned prior to after offering includes 20,000 shares beneficially owned by and Mr. Courter's wife 235,000 shares issuable upon exercise of stock options that are and currently vested. Shares owned prior to offering also includes 100,000 shares that may be sold under this prospectus, only 50,000 of which are currently vested.

(4) Shares owned prior to and after offering includes 55,000 shares issuable upon exercise of options that are currently vested or that will vest within 60 days. Shares owned prior to offering also 100,000 shares that may be sold under this prospectus, only 50,000 of which are currently vested.

(5) Includes an aggregate of 4,000 shares of common stock owned by members of Ms. Mason's immediate family and 80,200 shares issuable upon exercise of stock options which are vested and exercisable.


                              PLAN OF DISTRIBUTION

     The shares offered for sale hereby may be sold from time to time by the selling stockholders in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or in a combination of these methods. An aggregate of 588,247 and 288,455 shares being registered for each of the former shareholders of InterExchange listed above may not be offered for sale until after September 15, 1999 and October 7, 1999, respectively, when they will be released from the applicable restrictions as to resale. These shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The selling stockholders may make sales directly to purchasers or to or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders. This compensation, as to a particular broker-dealer, may be more or less than customary commissions. In addition, any shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than by means of this prospectus.

     If necessary to comply with the securities laws of any state, the shares will be sold only through brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and is complied with.

     Any broker-dealers who participate in a sale of the shares may be deemed to be "underwriters" within the meaning of Sections 11 and 12 of the Securities Act and Rule 10b-5 of the Exchange Act, and any commissions received by them, and proceeds of any sales as principals, may be deemed to be underwriting discounts and commissions under the Securities Act. If any of the selling stockholders are deemed to be acting as an underwriter, they may be subject to statutory liabilities of the Securities Act.

     In addition, the selling stockholders and any other person participating in the sale or distribution of the shares offered under this prospectus will be subject to the Exchange Act and its rules and regulations, including without limitation Rules 10b-5 and Regulation M. These provisions may limit the timing of purchases and sales of any of the shares. In addition, any person engaged in a distribution of the shares may not simultaneously engage in market-making activities during the period beginning when he or she becomes a distribution participant and ending upon his or her completion of participation in a distribution. All of these factors may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities.

     IDT has agreed to pay all expenses of the offering which we estimate will amount to approximately $32,000.

                                 LEGAL MATTERS

     Joyce J. Mason, our Senior Vice President, General Counsel, Secretary and a director of our company, has issued an opinion regarding the validity of the shares offered by this prospectus. Ms. Mason beneficially owns 118,700 shares of our common stock, which includes an aggregate of 4,000 shares of common stock owned by members of her immediate family and 80,200 shares issuable upon exercise of stock options which are vested and exercisable.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K, as amended, for the fiscal year ended July 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The combined financial statements of InterExchange and combined affiliates as of December 31, 1997, 1996 and 1995 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this prospectus and the related registration statement have been audited by Amper, Politziner & Mattia P.A., independent auditors, as set forth in their report thereto which is also incorporated by reference, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Exchange Act, and file annual and quarterly reports, proxy and information statements and other information with the Securities and Exchange Commission. These documents can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of these materials can be obtained from the Public Reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information that we electronically file with the Commission are contained in the Commission's Internet Web site which is http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3 relating to the common stock offered in this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. The registration statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the common stock. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the registration statement in order to review a copy of the contract or document.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The Commission allows us to incorporate by reference many of the documents that we file. This permits us to disclose important information to you by referencing these filed documents. Any information referenced in this way is considered part of this prospectus. We are incorporating by reference in this prospectus the following documents which we have filed with the Commission, together with the filings that have amended them:

     (1)  annual report on Form 10-K for the fiscal year ended July 31, 1998;

     (2) quarterly report on Form 10-Q for the fiscal quarter ended October 31, 1998;

     (3) quarterly report on Form 10-Q for the fiscal quarter ended January 31, 1999;

     (4) quarterly report on Form 10-Q for the fiscal quarter ended April 30, 1999;

     (5)  current report on Form 8-K dated May 26, 1998; and

     (6) the description of our common stock contained in our registration statement on Form 8-A, dated March 5, 1996.

     All reports and other documents that we will file with the Commission under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock hereunder will be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein. We undertake to provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). Requests for documents should be sent in writing to the General Counsel at our headquarters at 190 Main Street, Hackensack, New Jersey 07601 or by telephone at (201) 928-1000.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions identify forward-looking statements. We believe that these statements are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements, which include statements under the caption "Risk Factors" and elsewhere in this prospectus refer to our plans to implement our growth strategy, improve our financial performance, expand our infrastructure, develop new products and services, expand our sales force, expand our customer base and enter international markets. The forward-looking statements also include our expectations concerning factors affecting the markets for our products, including the demand for long distance telecommunications, Internet access and online and Internet telephony services.

     These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results that we anticipate. These risks and uncertainties include, but are not limited to, those risks discussed in this prospectus and in the documents incorporated by reference in this prospectus. In addition to the factors specifically noted in the forward-looking statements, other important factors that could result in those differences include:

     - general economic conditions in the telecommunications and Internet markets, including inflation, recession, interest rates and other economic factors;

     - casualty to or other disruption of our facilities and operations; and

     - other factors that generally affect the business of telecommunications, Internet and other communications companies.

     We assume no obligation to update these forward-looking statements or to update the reasons actual results could differ materially from the results anticipated in the forward-looking statements.

--------------------------------------------------------------------------------

     You should rely only on the information in this prospectus and the additional information described under the heading "Where You Can Find More Information." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. Neither we or any of the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

--------------------------------------------------------------------------------


                                1,101,702 Shares


                                IDT CORPORATION


                                  Common Stock


                                 _____________

                                   PROSPECTUS

                                 ______________

                                     , 1999

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 14. Other Expenses of Issuance and Distribution

     We have agreed to bear the expenses of registering the shares for the selling stockholders under the federal and state securities laws. The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by IDT in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

     SEC registration fee.........................            $ 7,292
     Printing expenses............................              2,500
     Legal fees and expenses......................             15,000
     Accounting fees and expenses.................              5,000
     Miscellaneous expenses.......................              2,208
                                                           -------------
     Total........................................            $32,000


     Item 15. Indemnification of Directors and Officers

     Reference is made to Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), which provides for indemnification of directors, officers and other employees in certain circumstances, and to Section 102(b)(7) of the DGCL, which provides for the elimination or limitation of the personal liability for monetary damages of directors under certain circumstances. Article Sixth of the certificate of incorporation of IDT eliminates the personal liability for monetary damages of directors under certain circumstances and provides indemnification to directors and officers of IDT to the fullest extent permitted by the DGCL. Among other things, these provisions provide indemnification for officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

     Item 16. Exhibits

     (a) Exhibits

No.                                                            Description
---------------------------------------------------------------------------------------------------------------
               2.01(1)    Agreement and Plan of Merger, dated April 7, 1998, by and among the Company, ADM
                          Corp., a wholly owned subsidiary of the Company, IX, David Turock, Eric Hecht,
                          Richard Robbins, Bradley Turock, Wai Nam Tam, Mary Jo Altom and Lisa Mikulynec.
               3.01(2)    By-laws of the Registrant.
               4.01(3)    Specimen Certificates for shares of the Registrant's Common Stock and Class A Stock.
               4.02(3)    Description of Capital Stock contained in the Certificate of Incorporation of the
                          Registrant.

                 5.01*    Legal Opinion of Joyce J. Mason, Esq.
                23.01*    Consent of Ernst & Young LLP.
                23.02*    Consent of Amper, Politziner & Mattia P.A.
                23.03*    Consent of Joyce J. Mason, Esq. (contained in Exhibit 5.01).
                24.01*    Power of Attorney (included in signature pages hereto).
----------------------

     * filed herewith
     (1) incorporated by reference to Form 8-K, as amended, filed April 22, 1998
     (2) incorporated by reference to Form S-1 filed February 21, 1996
     (3) incorporated by reference to Form S-1 filed March 8, 1996

     The undersigned registrant hereby undertakes to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     The undersigned registrant hereby undertakes that:

     (1) For the purposes of determining any liability under the Securities Act, as amended (the Securities Act), the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hackensack, State of New Jersey, on this 31st day of August, 1999.

                              IDT Corporation


                              By:   /s/ Howard S. Jonas
                                    -------------------
                                    Howard S. Jonas
                                    Chairman and CEO


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard S. Jonas and James A. Courter, and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any amendments to this registration statement, and to sign any registration statement for the same offering covered by this Registration Statements including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming the each of said such attorneys-in-fact and agents or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on this 31st day of August, 1999 in the capacities indicated.

Name and Signatures                                    Title
------------------------------------  ---------------------------------------

  /s/ Howard S. Jonas                  Chairman and Chief Executive Officer
------------------------------------       (Principal Executive Officer)
Howard S. Jonas

  /s/ James A. Courter                        President and Director
------------------------------------       (Principal Executive Officer)
James A. Courter

  /s/ Hal Brecher                      Chief Operating Officer and Director
------------------------------------
Hal Brecher

  /s/ Stephen R. Brown                  Chief Financial Officer (Principal
------------------------------------     Financial and Accounting Officer)
Stephen R. Brown

  /s/ Moshe Kaganoff                                 Director
------------------------------------
Moshe Kaganoff

  /s/ Mark E. Knoller                                Director
------------------------------------
Mark E. Knoller

  /s/ Joyce J. Mason                                 Director
------------------------------------
Joyce J. Mason

  /s/ Geoffrey Rochwarger                            Director
------------------------------------
Geoffrey Rochwarger

  /s/ Meyer A. Berman                                Director
------------------------------------
Meyer A. Berman

  /s/ J. Warren Blaker                               Director
------------------------------------
J. Warren Blaker

  /s/ Denis A. Bovin                                 Director
------------------------------------
Denis A. Bovin

  /s/ Irving Goldstein                               Director
------------------------------------
Irving Goldstein

  /s/ Elmo R. Zumwalt, Jr.                           Director
------------------------------------
Elmo R. Zumwalt, Jr.